UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

Apartment Investment and Management Company
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

03748R754
(CUSIP Number)

Joseph G. Beard 2550 Pacific Ave, Suite 1600 Dallas, Texas 75226 (214) 515-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03748R754	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westdale Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,732,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,732,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03748R754	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JGB Ventures I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,732,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,732,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03748R754	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JGB Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,732,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,732,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03748R754	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Beard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,732,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,732,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03748R754	SCHEDULE 13D	Page 6 of 18 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer: Apartment Investment and Management Company

(b)	Address of Issuer’s Principal Executive Offices:

4582 South Ulster Street

Suite 1100

Denver, Co, 80237

(c)	Title and Class of Securities: Class A Common Stock

(d)	CUSIP Number: 03748R754

Item 2. Identity and Background.

(a)	Name of Persons Filing: This Schedule 13D is being filed jointly by :

(i)	Westdale Investments LP., a Texas limited partnership (“WI”);

(ii)	JGB Ventures I, Ltd., a Texas limited partnership and the general partner of WI (“JGB I”)

(iii)	JGB Holdings, Inc., a Texas corporation and the general partner of JGB I (“Holdings”); and

(iv)	Joseph G. Beard (“Beard”), a citizen of the United States and the President and sole shareholder of JGB.

Voting and investment decisions with respect to securities held by the Reporting Persons are made by Beard.

The Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a “group” exists.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 9, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 2550 Pacific Ave, Suite 1600, Dallas, Texas 75226.

(c) The principal occupation or employment of each of WI, JGB I and Holdings is investments. Beard’s principal occupation or employment is serving as the President of Holdings, the general partner of JGB I.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 03748R754	Page 7 of 18 Pages

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) WI is a Texas limited partnership; (ii) JGB I is a Texas limited partnership; (iii) Holdings is a Texas corporation; and (iv) Joseph G. Beard is an individual who is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The source and amount of funds used by WI to purchase its Stock is Working Capital As used herein, the term “Working Capital” includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

Item 4. Purpose of Transaction.

Pursuant to a series of transactions ending on August 5, 2022, WI has purchased for an aggregate of $49,008,403 in cash an aggregate of 7,732,295 shares of Stock. The shares of Stock were acquired by WI for the purpose of investment.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 03748R754	Page 8 of 18 Pages

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Pursuant to Rule 13d-3(a), at the close of business on August 5, 2022, each of WI, JGB I, Holdings and Beard may be deemed to be the beneficial owner of 7,732,295 shares of the Stock, which constitutes approximately 5.08% of the 152,148,729 shares of the Stock outstanding on August 2, 2022, according to the Issuer’s Quarterly Report on Form 10-Q filed on August 4, 2022 (the “Outstanding Shares”). Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

Each of WI, JGB I as the sole general partner of WI, Holdings, as the sole general partner of JGB I, and Beard, as the President and sole shareholder of JGB, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 7,732,295 shares of the Stock, which constitutes approximately 5.08% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

During the last 60 days, WI. has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

Number of Shares	Date of Purchase	Price Per Share ($)
10,000.000	08/05/2022	8.0900
10,000.000	08/05/2022	8.1338
10,000.000	08/04/2022	7.6850
15,000.000	08/04/2022	7.7571
15,000.000	08/04/2022	7.7602
15,000.000	08/04/2022	7.7657
15,000.000	08/04/2022	7.7819
15,000.000	08/04/2022	7.7889
10,000.000	08/03/2022	7.6550
10,000.000	08/03/2022	7.9406
25,000.000	08/03/2022	8.0211
25,000.000	08/03/2022	8.0781

CUSIP No. 03748R754	Page 9 of 18 Pages

Number of Shares	Date of Purchase	Price Per Share ($)
10,000.000	08/03/2022	7.7800
10,000.000	07/15/2022	6.9868
5,752.000	07/15/2022	6.9889
10,000.000	07/14/2022	6.8419
10,000.000	07/14/2022	6.8554
10,000.000	07/14/2022	6.8850
10,000.000	07/14/2022	6.8853
30,000.000	07/14/2022	6.8881
10,000.000	07/13/2022	6.8109
10,000.000	07/13/2022	6.8746
10,000.000	07/13/2022	6.8761
10,000.000	07/13/2022	6.8364
10,000.000	07/13/2022	6.8521
20,000.000	07/12/2022	6.7519
20,000.000	07/12/2022	6.7579
20,000.000	07/12/2022	6.7964
20,000.000	07/12/2022	6.8105
20,000.000	07/12/2022	6.8307
10,000.000	07/11/2022	6.5649
10,000.000	07/11/2022	6.5677
20,000.000	07/11/2022	6.5745
20,000.000	07/11/2022	6.6170
20,000.000	07/11/2022	6.5973
20,000.000	07/11/2022	6.6095
20,000.000	07/11/2022	6.6130
10,000.000	07/08/2022	6.6592
10,000.000	07/08/2022	6.6652
10,000.000	07/08/2022	6.6688
10,000.000	07/08/2022	6.6751
10,000.000	07/08/2022	6.7248
10,000.000	07/08/2022	6.7543
10,000.000	07/07/2022	6.6852
10,000.000	07/07/2022	6.7248
10,000.000	07/07/2022	6.7524
10,000.000	07/07/2022	6.7530
10,000.000	07/07/2022	6.7659
10,000.000	07/07/2022	6.7702
10,000.000	07/07/2022	6.7750
10,000.000	07/07/2022	6.7786
20,000.000	07/06/2022	6.7788

CUSIP No. 03748R754	Page 10 of 18 Pages

Number of Shares	Date of Purchase	Price Per Share ($)
20,000.000	07/06/2022	6.8067
20,000.000	07/06/2022	6.8067
20,000.000	07/06/2022	6.8278
20,000.000	07/06/2022	6.8481
20,000.000	07/06/2022	6.8563
25,000.000	07/05/2022	6.6656
25,000.000	07/05/2022	6.6805
25,000.000	07/05/2022	6.6964
25,000.000	07/05/2022	6.7080
25,000.000	07/05/2022	6.7128
25,000.000	07/05/2022	6.7737
25,000.000	07/05/2022	6.7841
25,000.000	07/05/2022	6.8135
27,000.000	07/01/2022	6.4780
25,000.000	07/01/2022	6.5250
25,000.000	07/01/2022	6.6077
25,000.000	07/01/2022	6.6532
25,000.000	07/01/2022	6.7019
25,000.000	07/01/2022	6.7184
25,000.000	07/01/2022	6.7452
25,000.000	07/01/2022	6.7575
25,000.000	06/30/2022	6.1838
25,000.000	06/30/2022	6.2294
25,000.000	06/30/2022	6.3220
25,000.000	06/30/2022	6.3717
25,000.000	06/30/2022	6.3880
25,000.000	06/30/2022	6.3970
25,000.000	06/30/2022	6.4076
25,000.000	06/30/2022	6.4350
25,000.000	06/29/2022	6.1759
25,000.000	06/29/2022	6.1782
25,000.000	06/29/2022	6.1796
25,000.000	06/29/2022	6.1918
25,000.000	06/29/2022	6.2021
25,000.000	06/29/2022	6.2031
25,000.000	06/29/2022	6.2080
25,000.000	06/29/2022	6.1509
25,000.000	06/28/2022	6.2475
50,000.000	06/28/2022	6.2539
25,000.000	06/28/2022	6.2581

CUSIP No. 03748R754	Page 11 of 18 Pages

Number of Shares	Date of Purchase	Price Per Share ($)
25,000.000	06/28/2022	6.2863
25,000.000	06/28/2022	6.3000
25,000.000	06/28/2022	6.3188
25,000.000	06/28/2022	6.3252
990.000	06/28/2022	6.3860
25,000.000	06/27/2022	6.2226
25,000.000	06/27/2022	6.2941
25,000.000	06/27/2022	6.3126
25,000.000	06/27/2022	6.3257
25,000.000	06/24/2022	6.1567
25,000.000	06/24/2022	6.1857
25,000.000	06/24/2022	6.1874
25,000.000	06/24/2022	6.1959
25,000.000	06/24/2022	6.1970
25,000.000	06/24/2022	6.1992
25,000.000	06/24/2022	6.2013
25,000.000	06/23/2022	5.9789
25,000.000	06/23/2022	5.9922
25,000.000	06/23/2022	5.9984
25,000.000	06/23/2022	5.9985
25,000.000	06/23/2022	6.0009
25,000.000	06/23/2022	6.0256
25,000.000	06/23/2022	6.0986
50,000.000	06/22/2022	5.9742
25,000.000	06/22/2022	6.0750
25,000.000	06/22/2022	6.1073
25,000.000	06/22/2022	6.1421
25,000.000	06/22/2022	6.1450
25,000.000	06/22/2022	6.1569
25,000.000	06/22/2022	6.1581
25,000.000	06/21/2022	5.8843
50,000.000	06/21/2022	5.8982
50,000.000	06/21/2022	5.9808
25,000.000	06/21/2022	5.9831
25,000.000	06/21/2022	6.0035
50,000.000	06/21/2022	6.0220
25,000.000	06/21/2022	6.0752
50,000.000	06/17/2022	5.7920
25,000.000	06/17/2022	5.8200
25,000.000	06/17/2022	5.8343

CUSIP No. 03748R754	Page 12 of 18 Pages

Number of Shares	Date of Purchase	Price Per Share ($)
50,000.000	06/17/2022	5.8375
25,000.000	06/17/2022	5.8590
25,000.000	06/17/2022	5.8959
25,000.000	06/16/2022	5.7486
25,000.000	06/16/2022	5.7508
50,000.000	06/16/2022	5.7649
25,000.000	06/16/2022	5.7964
25,000.000	06/16/2022	5.8044
25,000.000	06/16/2022	5.8098
25,000.000	06/16/2022	5.8184
25,000.000	06/16/2022	5.8218
25,000.000	06/16/2022	5.8294
25,000.000	06/15/2022	5.8951
25,000.000	06/15/2022	5.9286
25,000.000	06/15/2022	5.9885
25,000.000	06/15/2022	5.9981
25,000.000	06/15/2022	6.0171
50,000.000	06/15/2022	6.0490
25,000.000	06/14/2022	5.9130
50,000.000	06/14/2022	5.9155
25,000.000	06/14/2022	5.9305
50,000.000	06/14/2022	5.9421
25,000.000	06/14/2022	5.9494
25,000.000	06/14/2022	5.9797
25,000.000	06/14/2022	6.0206
25,000.000	06/13/2022	5.8883
50,000.000	06/13/2022	5.9054
50,000.000	06/13/2022	5.9222
50,000.000	06/13/2022	5.9396
25,000.000	06/13/2022	5.9410
25,000.000	06/13/2022	6.0128
25,000.000	06/10/2022	6.2122
25,000.000	06/10/2022	6.2345
25,000.000	06/10/2022	6.2003
25,000.000	06/10/2022	6.1454
25,000.000	06/10/2022	6.2211
25,000.000	06/10/2022	6.2221
25,000.000	06/10/2022	6.2196
25,000.000	06/10/2022	6.1956
25,000.000	06/10/2022	6.1830

CUSIP No. 03748R754	Page 13 of 18 Pages

Number of Shares	Date of Purchase	Price Per Share ($)
25,000.000	06/09/2022	6.2995
25,000.000	06/09/2022	6.3182
25,000.000	06/09/2022	6.3285
25,000.000	06/09/2022	6.3480
25,000.000	06/09/2022	6.3531
25,000.000	06/09/2022	6.3595
25,000.000	06/09/2022	6.3650
25,000.000	06/09/2022	6.3670
25,000.000	06/08/2022	6.2279
25,000.000	06/08/2022	6.2618
25,000.000	06/08/2022	6.2659
25,000.000	06/08/2022	6.2800
25,000.000	06/08/2022	6.2855
25,000.000	06/08/2022	6.2882
50,000.000	06/08/2022	6.2912
25,000.000	06/08/2022	6.3003
25,000.000	06/07/2022	6.1482
25,000.000	06/07/2022	6.1558
25,000.000	06/07/2022	6.1682
25,000.000	06/07/2022	6.1831
25,000.000	06/07/2022	6.2134
25,000.000	06/07/2022	6.2557
25,000.000	06/07/2022	6.2892
25,000.000	06/06/2022	6.2198
25,000.000	06/06/2022	6.2240
25,000.000	06/06/2022	6.2283
25,000.000	06/06/2022	6.2301
25,000.000	06/06/2022	6.2344
25,000.000	06/06/2022	6.2414
25,000.000	06/06/2022	6.2421
25,000.000	06/06/2022	6.2496
25,000.000	06/06/2022	6.2705
50,000.000	06/03/2022	6.2369
25,000.000	06/03/2022	6.2434
25,000.000	06/03/2022	6.2569
25,000.000	06/03/2022	6.2604
50,000.000	06/03/2022	6.2751
25,000.000	06/03/2022	6.2764
25,000.000	06/03/2022	6.3083
25,000.000	06/03/2022	6.3262

CUSIP No. 03748R754	Page 14 of 18 Pages

Number of Shares	Date of Purchase	Price Per Share ($)
25,000.000	06/02/2022	6.2044
25,000.000	06/02/2022	6.2661
25,000.000	06/02/2022	6.2750
25,000.000	06/02/2022	6.2775
25,000.000	06/02/2022	6.3011
25,000.000	06/02/2022	6.3027
25,000.000	06/02/2022	6.3048
25,000.000	06/02/2022	6.3092
25,000.000	06/02/2022	6.3114
25,000.000	06/02/2022	6.3169
25,000.000	06/01/2022	6.1597
25,000.000	06/01/2022	6.2602
25,000.000	06/01/2022	6.3057
25,000.000	06/01/2022	6.3167
25,000.000	06/01/2022	6.3284
25,000.000	05/31/2022	6.2625
25,000.000	05/31/2022	6.2650
25,000.000	05/31/2022	6.3013
25,000.000	05/31/2022	6.3034
25,000.000	05/31/2022	6.3230
25,000.000	05/31/2022	6.3271
25,000.000	05/31/2022	6.3303
25,000.000	05/31/2022	6.3405
25,000.000	05/31/2022	6.3460
25,000.000	05/31/2022	6.3468
25,000.000	05/31/2022	6.3657
25,000.000	05/27/2022	6.3976
25,000.000	05/27/2022	6.3995
25,000.000	05/27/2022	6.4102
50,000.000	05/26/2022	6.2201
25,000.000	05/26/2022	6.2439
25,000.000	05/26/2022	6.2529
25,000.000	05/26/2022	6.2534
25,000.000	05/26/2022	6.2536
25,000.000	05/26/2022	6.2583
25,000.000	05/26/2022	6.2949
25,000.000	05/25/2022	6.0937
25,000.000	05/25/2022	6.1086
25,000.000	05/25/2022	6.1119
25,000.000	05/25/2022	6.1328

CUSIP No. 03748R754	Page 15 of 18 Pages

Number of Shares	Date of Purchase	Price Per Share ($)
25,000.000	05/25/2022	6.2040
50,000.000	05/24/2022	5.8631
50,000.000	05/24/2022	5.9395
50,000.000	05/24/2022	5.9623
50,000.000	05/24/2022	5.9625
50,000.000	05/24/2022	6.0691
25,000.000	05/23/2022	5.9262
50,000.000	05/23/2022	5.9517
50,000.000	05/23/2022	5.9702
25,000.000	05/23/2022	5.9752
50,000.000	05/23/2022	5.9826
50,000.000	05/23/2022	6.0088
25,000.000	05/20/2022	5.8552
25,000.000	05/20/2022	5.8583
50,000.000	05/20/2022	5.8596
75,000.000	05/20/2022	5.8600
25,000.000	05/20/2022	5.8878
25,000.000	05/20/2022	5.8999
50,000.000	05/20/2022	5.9911
75,000.000	05/19/2022	5.8757
25,000.000	05/19/2022	5.9161
50,000.000	05/19/2022	5.9238
25,000.000	05/19/2022	5.9328
50,000.000	05/19/2022	5.9440
50,000.000	05/19/2022	5.9525
50,000.000	05/18/2022	5.9205
50,000.000	05/18/2022	5.9408
50,000.000	05/18/2022	5.9708
50,000.000	05/18/2022	6.0242
25,000.000	05/18/2022	6.0745
25,000.000	05/18/2022	6.1244
25,000.000	05/18/2022	6.1307
25,000.000	05/17/2022	5.9529
22,010.000	05/17/2022	5.9955
50,000.000	05/17/2022	6.0554
50,000.000	05/17/2022	6.0654
50,000.000	05/17/2022	6.0850
50,000.000	05/17/2022	6.0978

CUSIP No. 03748R754	Page 16 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

Item 7. Material to be filed as Exhibits.

Exhibit A-Joint Filing Agreement

CUSIP No. 03748R754	Page 17 of 18 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2022

WESTDALE INVESTMENTS, LP

By:	JGB Ventures I, Ltd.
Its General Partner

By:	JGB Holdings, Inc.,
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB VENTURES I, LTD.

By:	JGB Holdings, Inc.
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB HOLDINGS, INC.

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

/s/ Joseph G. Beard
Joseph G. Beard

CUSIP No. 03748R754	Page 18 of 18 Pages

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Class A Common Stock of Apartment Investment and Management Company, has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 9, 2022

WESTDALE INVESTMENTS, LP

By: JGB Ventures I, Ltd.
Its General Partner

By: JGB Holdings, Inc.,
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB VENTURES I, LTD.

By: JGB Holdings, Inc.
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB HOLDINGS, INC.

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

/s/ Joseph G. Beard
Joseph G. Beard